

June 11, 2010

Alan F. Feldman
Chief Executive Officer
Resource Real Estate Opportunity REIT, Inc.
One Crescent Drive, Suite 203
Philadelphia, PA 19112

> **Re:** **Resource Real Estate Opportunity REIT, Inc.**
> **Sales Literature**
> **Submitted May 28, 2010**
> **File No. 333-160463**

Dear Mr. Feldman:

We have reviewed your revised sales literature submitted May 28, 2010 and have the following comment.

Please respond to this letter by amending your sales literature and providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

REVISED SALES LITERATURE SUBMITTED MAY 28, 2010

1.   We note your response to comment 8 in our letter dated May 19. 2010. In the third risk factor, please quantify your deferred offering costs. With respect to the eighth risk factor, please clarify that the referenced "Description of Shares" is found in the prospectus. Furthermore, we note that the risk factors are difficult to read due to the size of the font and placement of them. Please revise to more clearly highlight your risk factors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Robert Bergdolt, Esq.
    R. Neil Miller, Esq.
    DLA Piper LLP (US)
    Via facsimile (202) 799-5215